United States securities and exchange commission logo





                             September 19, 2023

       Stephen Lam
       Chief Executive Officer
       mF International Limited
       Unit 1801, Fortis Tower, 77-79 Gloucester Road,
       Wan Chai, Hong Kong

                                                        Re: mF International
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 18,
2023
                                                            File No. 333-274158

       Dear Stephen Lam:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form F-1 filed September 18, 2023

       Capitalization, page 31

   1.                                                   Please include
long-term debt in your capitalization table in accordance with Item 3.B of
                                                        Form 20-F.
 Stephen Lam
FirstName LastNameStephen   Lam
mF International Limited
Comapany 19,
September  NamemF
              2023 International Limited
September
Page 2    19, 2023 Page 2
FirstName LastName
       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Ying Li